January 22, 2018

Re:	Gates Industrial Corporation plc
Registration Statement on Form S-1
File No. 333-222310

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek, Esq.

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 3,448 copies of the preliminary prospectus dated January 12, 2018, were distributed during the period from January 12, 2018 through the date hereof to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Gates Industrial Corporation plc for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Washington, D.C. time, on January 22, 2018, or as soon as possible thereafter.

Very truly yours,

Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Acting severally on behalf of themselves and the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eric Jetter
Name:	Eric Jetter
Title:	Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name:	Lauren Garcia Belmonte
Title:	Executive Director

[Signature Page to Acceleration Request]